Exhibit 99.1


                        INTERNET GOLD - GOLDEN LINES LTD
                         7277 Corporation no: 520044264

              381 Alexander Yanai 1 , Petach Tikva 49277 , Israel ,
                        Tel: 03-9399999 , Fax: 03-8889939
                        E.mail address: office@nsblaw.com

                                                Date of transmission: 29/10/2009
                                                       Reference: 2009-02-269523


Israel Securities Authority         Tel Aviv Stock Exchange
www.isa.gov.il                      www.tase.co.il




                          Other Report or Announcement

Regulation 5 of the Securities Regulations, (Periodic and Immediate Reports of Foreign Corporation) 5761-2000

[X] The corporation is a foreign private issuer as defined by U.S. Securities Laws.

Attached hereto is a report on Internet Gold - Golden Lines Ltd. has agreed to provide its subsidiary, 012 Smile.Communications Ltd., a loan of up to NIS 250 million in support of 012 Smile's proposed acquisition of a controlling interest in Bezeq.


References of previous documents relating to this matter(the reference does not constitute incorporation by reference):

Previous names of reporting entity:  EURONET - GOLD LINES (1992) LTD


                                  Date of revision of form structure: 18/10/2009

--------------------------------------------------------------------------------

Name of the Signatory: : Barlev Ami, Position of Signatory in the reporting corporation: General Counsel, Name of Employer Company: Eurocom communications Ltd . Dov Friedman Telephone: 03-7530104 , Facsimile: 03-7530083 ,
E-mail: amiba@eurocom.co.il

                        Internet Gold - Golden Lines Ltd.
                        ---------------------------------

PETACH TIKVA, Israel - October 29, 2009 - Internet Gold - Golden Lines Ltd. (NASDAQ Global Market and TASE: IGLD), a leading Israeli telecommunications group, today announced that it has agreed to provide its 75% owned subsidiary, 012 Smile.Communications Ltd., a loan of up to NIS 250 million in support of 012 Smile's proposed acquisition of a controlling interest in Bezeq The Israel Telecommunication Corp., Israel's largest telecommunications provider.

The loan will bear interest at a "risk-free" rate equal to the yield on Israel Government Bonds with an average maturity that is closest to the maturity of the loan, as such yield is reflected in the average closing price of Israel Government Bonds for the seven (7) trade days preceding the grant of the loan. The loan will be repayable in full, plus accrued interest nine (9) months following the grant of the loan, the payment of which may be accelerated or extended by mutual written consent.

The loan to 012 Smile is not intended to reduce the amount of the NIS 1.2 billion standby loan (the "Standby Loan") that Internet Gold's parent, Eurocom Communications Ltd., undertook to provide to 012 Smile. In the event that immediately prior to the exercise of the Standby Loan, the nine month loan provided by Internet Gold is not fully repaid, and the amount due from Eurocom to 012 Smile under the Standby Loan is less than NIS 1.2 billion, 012 Smile will, prior to drawing on the Standby Loan, be required to repay Internet Gold the lesser of: the outstanding amount due to Internet Gold under the loan or the difference between NIS 1.2 billion and the amount available from Eurocom under the Standby Loan.

Internet Gold my seek early repayment of the loan in the event 012 Smile completes a rights offering to its shareholders or issues shares to Internet Gold in a private placement. Internet Gold will be entitled to demand immediate repayment of its loan to 012 Smile, together with accrued unpaid interest, in the event: (i) the agreement between 012 Smile and Bezeq is terminated for any reason; (ii) 012 Smile admits in writing its inability to pay its debts generally as they fall due; (iii) a receiver, trustee of liquidator is appointed for 012 Smile or with respect to a substantial part of its assets; or (iv) 012 Smile is adjudicated or declared bankrupt or insolvent by any competent authority.

About Internet Gold
-------------------

Internet Gold is one of Israel's leading communications groups with a major presence across all Internet-related sectors. Its 75.3% owned subsidiary, 012 Smile.Communications Ltd., is one of Israel's major Internet and international telephony service providers, and one of the largest providers of enterprise/IT integration services. Its 100% owned subsidiary, Smile.Media Ltd., manages a portfolio of Internet portals and e-Commerce sites.

Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

About 012 Smile.Communications
------------------------------

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements
--------------------------

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Azulay
Internet Gold- Golden Lines Ltd.
+972-72-2003848
i.azulay@smile.net.il